HENLYS Group plc

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1 Imperial Place
Elstree Way
Borehamwood
Hertfordshire WD6 1JJ
Telephone: 020 8953 9953
Fax: 020 8207 2477

Our Ref: PD/sl/L4582

02055340

9 October 2002.

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Judiciary Plaza,
450 Fifth Street NW,
Washington DC 20549,
United States of America.

BY DHL.

Ladies and Gentlemen,

Re: Henlys Group plc (File No.82-5051)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SUPPL

On behalf of Henlys Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(1) (iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:

1. Holding in Company. Announcement dated 27 May 2002.

2. Blocklisting return for six months from 1 January 2002 to 30 June 2002.

3. Interim Report for six months ended 30 June 2002.

Very truly yours,

dlw 10/30

P. Dawes.
Group Company Secretary

Encl.

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Company Name/TIDM: Henlys Group PLC

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Company	RNS Headline	Time/Date	Price			Source
Henlys Group PLC	Blocklisting Interim Review	15:53 14 Aug 2002	HNL			RNS

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Blocklisting Interim Review.

Schedule 5 – Block Listing Six-Monthly Return.

Henlys Group plc.
Henlys Executive Share Option Scheme 1986 (No.1)
Period of Return From: 01.01.2002 To: 30.06.2002.

Number and class of shares not issued under scheme at the end of last period:
212,835 Ordinary 25p. shares.

Number of shares issued/allotted under scheme during period:
NIL Ordinary 25p shares.

Balance under scheme not yet issued/allotted under scheme at end of period:
212,835

Number and class of shares originally listed and date of admission:
212,835 Ordinary 25p shares 13.10.1999.

Total number of shares in issue at end of period:
76,153,761.

Henlys Group plc.
Henlys Executive Share Option Scheme 1995.
Period of Return From: 01.01.2002 To: 30.06.2002.

Number and class of shares not issued under scheme at the end of last period:
797,048 Ordinary 25p. shares.

Number of shares issued/allotted under scheme during period:
NIL Ordinary 25p shares.

Balance under scheme not yet issued/allotted under scheme at end of period:
797,048

Number and class of shares originally listed and date of admission:
797,048 Ordinary 25p shares 13.10.1999.

Total number of shares in issue at end of period:
76,153,761.

Henlys Group plc.
Henlys Savings Related Share Option Scheme.
Period of Return From: 01.01.2002 To: 30.06.2002.

Number and class of shares not issued under scheme at the end of last period:
363,652 Ordinary 25p. shares.

Number of shares issued/allotted under scheme during period:
Nil Ordinary 25p shares.

Balance under scheme not yet issued/allotted under scheme at end of period:
363,652

Number and class of shares originally listed and date of admission:
481,862 Ordinary 25p shares 13.10.1999.

Total number of shares in issue at end of period:
76,153,761.

Henlys Group plc.
Henlys Savings Related Share Option Scheme 1997.
Period of Return From: 01.01.2002 To: 30.06.2002.

Number and class of shares not issued under scheme at the end of last period:
306,417 Ordinary 25p. shares.

Number of shares issued/allotted under scheme during period:
Nil Ordinary 25p shares.

Balance under scheme not yet issued/allotted under scheme at end of period:
306,417

Number and class of shares originally listed and date of admission:
318,064 Ordinary 25p shares 13.10.1999.

Total number of shares in issue at end of period:
76,153,761.

Contact: P. Dawes.
Group Company Secretary
020 8953 9953

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Henlys Group PLC	Holding(s) in Company	14:58 27 May 2002

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Henlys Group plc has today been notified that Legal & General Investment Management Ltd have a notifiable interest in 2,541,540 ordinary shares (3.34%) in the Company.

HENLYS

INTERIM REPORT 2002

HENLYS GROUP plc

HENLYS GROUP PLC IS THE LEADING BUS AND COACH MANUFACTURER IN NORTH AMERICA. THROUGH BLUE BIRD CORPORATION, PRÉVOST CAR AND NOVA BUS IT PRODUCES A COMPREHENSIVE RANGE OF VEHICLES INCLUDING LUXURY TOURING COACHES, SCHOOL BUSES, CITY BUSES AND COACH SHELLS FOR PRESTIGE MOTORHOMES. HENLYS ALSO HAS A 30% SHAREHOLDING IN TRANSBUS INTERNATIONAL, A MAJOR EUROPEAN BUS AND COACH BUILDER.

Salient Points

	6 months ended 30 June 2002	6 months ended 30 June 2001
Turnover including Joint Ventures and Associates	**£324.9m**	£383.8m
Underlying Operating Profit*	**£16.4m**	£29.1m
Underlying Pre-Tax Profit*	**£8.6m**	£17.5m
Underlying Earnings per Share*	**7.6p**	17.1p
Interim Dividend per Share	**2.5p**	6.8p

**before amortisation of goodwill and exceptional costs*

- Results broadly in line with market expectations in spite of tougher economic conditions in the USA.
- Reduction in turnover and profit mainly due to a shift in Blue Bird school bus deliveries from second to third quarter.
- Blue Bird on track with new vehicle development, cost reduction and efficiency improvement programmes.
- Good performance from TransBus International.
- Interim dividend in line with re-based full year dividend in 2001.
- Trading for period since 30 June in line with Board's expectations, and Blue Bird sales volumes for nine months ending 30 September 2002 likely to be only slightly down on same period last year.

Interim Statement

The slowdown experienced in North America during the second half of 2001 has continued into the first six months of this year. Despite the more challenging market conditions the Group has made good progress on a number of fronts during the first half of 2002, in particular our cost reduction and product range extension projects are proceeding in line with plan.

During this year there has been a change in the delivery pattern on school buses in Blue Bird, with lower deliveries in the first half of 2002 but relatively higher shipments in the third quarter, bringing the expected volumes for nine months marginally below the same period last year. This shift in delivery timing, combined with further progress in lean manufacturing, resulted in reduced working capital and therefore lower debt levels at the end of June.

These are the first results issued since the Group announced its change of accounting date to 30 September. These interim results for the six months to 30 June 2002 will be followed by full statutory accounts for the nine months to 30 September 2002.

Financial Results

In the six months ended 30 June 2002 total turnover, including joint ventures and associates, was £324.9 million (2001: £383.8 million), including £44.2 million in respect of associates (2001: £50.2 million). Group operating profit, before amortisation of goodwill and exceptional costs, was £16.4 million compared with £29.1 million in 2001. The reduction in turnover and operating profit mainly reflects the impact of the change of delivery pattern within Blue Bird.

Pre-tax profits, before amortisation of goodwill and exceptional costs, were £8.6 million compared to £17.5 million in 2001. Earnings per share, before amortisation of goodwill and exceptional costs, were 7.6p (2001: 17.1p). Exceptional costs of £0.4 million (2001: £25.9 million) relate to the Group's share of exceptional costs within the associated company, TransBus, arising from reorganisation and warranty costs in respect of chassis no longer in production.

As at 30 June 2002 net debt was £307.8 million (2001: £356.7 million).

Blue Bird

The economic slowdown in the US continues to cause weakness in markets for school bus and coach products. School bus demand has

fallen by around 9% compared with 2001 and price competition continues to be fierce. Demand for touring coaches remains very sluggish, partly due to restricted availability of financing and bloated used coach inventories.

Operating profits, before amortisation of goodwill and exceptional costs, in Blue Bird fell from £24.7 million to £9.9 million. The reduction in operating profit arises from the re-phasing of school bus purchases, and the resulting lower capacity utilisation in the second quarter, as well as the continuing aggressive pricing in this market. Coach sales were also lower.

The lean manufacturing initiatives which Blue Bird launched in 2001 have now been extended to all sites. The results have been very encouraging, and there remain a number of opportunities for further gains from lean enterprise activities.

As expected, Blue Bird's success in this area has already released a significant amount of factory space and manufacturing capacity. With the potential for further improvement we have concluded that we can absorb the total production volume from our plant in Mount Pleasant, Iowa, into the Company's existing facilities in Georgia. The decision has therefore been taken to close the Iowa plant over the next few months as part of our on-going cost reduction programme.

Blue Bird's product development projects, an important element in future sales and profit growth, continue to be on track. The initial models, a 38' motorhome and a 30'/35' low floor shuttle bus, have been presented to distributors and customers and have been very well received. These models go into full production over the next few months. Further variants are in the course of development and will go into limited production in 2003. In addition, a new school bus chassis (Type C) has been developed to enter manufacture in mid 2003 to replace a discontinued product previously sourced from an external supplier. This further extends our chassis design and manufacturing activities.

Prévost Car Inc. and Nova Bus

The North American joint ventures (50% owned by Henlys) produced an improved result in the first half year of £1.5 million operating profit, before amortisation of goodwill and exceptional costs, (2001: loss of £0.7 million), arising mainly from the RTS division of Nova Bus no longer being included within Group operating

profit as full provision for the expected closure costs was made in the Group's accounts as at 31 December 2001. This business will be closed before 31 December 2002.

The LFS business of Nova Bus, based in Quebec, has made significant progress on inventory and cost reduction in the first half year. Improvement in the trading results of this business is expected to continue, and in future years the business will benefit from the major contract for supply of a minimum of 825 buses to customers in Quebec from 2003 to 2007.

Prévost Car Inc. has been affected by the further downturn in demand for luxury touring coaches. Coach sales are down significantly on the same period last year, reflecting the challenging coach transportation market and excess new and used coach inventories. Deliveries of bus shells for motorhome conversion have continued at levels broadly in line with the second half of 2001.

Prévost has made further progress in trimming its cost base to be more in line with current coach activity levels.

TransBus International

Operating profit, before amortisation of goodwill and exceptional costs, of £5.1 million (2001: £5.0 million) in TransBus, our Associate in which Henlys has a 30% shareholding, increased slightly over the first half of 2001 reflecting the benefit of the ongoing cost saving initiatives. The UK market for bus and coach product increased by 8.9% driven in part by strong demand for double decker buses. TransBus maintained its market leadership of the UK bus industry with an increase in midi bus registrations of 9.5% and double deck bus registrations of 21.2%.

Future Reporting

In future reporting periods Henlys will continue to include their share of the results of TransBus based on published information. Accordingly, following the change of accounting date our nine months results to September 2002 will only include Henlys' share of TransBus' results for the first six months of 2002 (see Note 9)

Auditors

Deloitte & Touche have been appointed as Auditors of the Group to replace Arthur Andersen.

Dividend

The Board has declared an interim dividend of 2.5p to be paid on 25 October 2002 to holders

of Ordinary Shares on the register at the close of business on 11 October 2002. This payment is in line with the re-based final dividend in respect of 2001, adjusted for the nine-month fiscal period.

Current Trading and Outlook

As indicated earlier, there has been a change in the delivery pattern of school buses within Blue Bird. We anticipate that school bus sales in unit terms for the nine months to 30 September 2002 will be slightly down on the equivalent period in 2001.

Pricing in the school bus market remains keen and the market environment for luxury coaches, which affects both Prévost and Blue Bird, remains difficult.

The TransBus order book is healthy and a number of opportunities for export business are being pursued.

In overall terms, trading since end June 2002 has been in line with the Board's expectations.

The prevailing economic and political uncertainty in the United States makes it extremely difficult to make clear predictions on the likely future evolution of our key markets.

We will continue to aggressively pursue our cost reduction programmes, advance our lean manufacturing activities and press on with the planned new product introductions. These actions will place us in a strong position to take advantage of future recovery in our markets in the United States.

T. Allan Welsh
Chief Executive

Robert W. Wood
Chairman

30 September 2002

Group Profit and Loss Account

FOR THE HALF YEAR ENDED 30 JUNE 2002 (UNAUDITED)

	6 months ended 30 June 2002			
	Group £000	Interest in Joint Ventures £000	Interest in Associates £000	Total £000
Turnover				
Existing operations	**195,220**	**85,447**	**44,250**	**324,917**
Operating Profit/(Loss)				
Existing operations	**9,859**	**1,450**	**5,101**	**16,410**
Amortisation of goodwill	**(9,547)**	**(588)**	**(863)**	**(10,998)**
Exceptional costs	**–**	**–**	**(393)**	**(393)**
	312	**862**	**3,845**	**5,019**
Share of operating profit/(loss) in joint ventures	**862**			
Share of operating profit/(loss) in associates	**3,845**			
Total Operating Profit/(Loss)	**5,019**			
Loss on disposal of UK business	**–**			
Interest payable (net)	**(7,807)**			
Loss on Ordinary Activities before Taxation	**(2,788)**			
Taxation	**(2,709)**			
Loss after Taxation	**(5,497)**			
Dividends	**(1,904)**			
Transfer from Reserves	**(7,401)**			
Adjusted Profit before Taxation	**8,603**			
(Loss)/Earnings per Share				
Basic	**(7.2)p**			
Adjusted	**7.6p**			
Fully diluted	**(2.5)p**			
Adjusted fully diluted	**8.9p**			

Reconciliation of Adjusted Profit before Taxation

Adjusted Profit before Taxation	**8,603**
Amortisation of goodwill	**(10,998)**
Loss on disposal of UK business	**–**
Exceptional costs	**(393)**
Loss before Taxation per Accounts	**(2,788)**

6 months ended 30 June 2001				12 months ended 31 December 2001			
Group £000	Interest in Joint Ventures £000	Interest in Associates £000	Total £000	Group £000	Interest in Joint Ventures £000	Interest in Associates £000	Total £000
239,023	94,607	50,175	383,805	458,526	168,968	89,240	716,734
24,719	(663)	5,025	29,081	38,631	3,116	10,228	51,975
(9,571)	(564)	(863)	(10,998)	(19,136)	(1,170)	(1,727)	(22,033)
(3,568)	(3,722)	(4,525)	(11,815)	(3,329)	(23,363)	(4,495)	(31,187)
11,580	(4,949)	(363)	6,268	16,166	(21,417)	4,006	(1,245)
(4,949)				(21,417)			
(363)				4,006			
6,268				(1,245)			
(14,077)				(14,077)			
(11,572)				(20,299)			
(19,381)				(35,621)			
(3,299)				(5,739)			
(22,680)				(41,360)			
(5,192)				(7,767)			
(27,872)				(49,127)			
17,509				31,676			
(29.8)p				(54.3)p			
17.1p				27.8p			
(19.5)p				(35.3)p			
16.4p				27.9p			
17,509				31,676			
(10,998)				(22,033)			
(14,077)				(14,077)			
(11,815)				(31,187)			
(19,381)				(35,621)			

Group Balance Sheet

AS AT 30 JUNE 2002 (UNAUDITED)

	30 June 2002		
	Group £000	Interest in Joint Ventures £000	Total £000
Fixed Assets			
Intangible	322,476	18,131	340,607
Tangible	26,632	17,019	43,651
Investments	105,572	(29,708)	75,864
	454,680	5,442	460,122
Current Assets			
Stocks	133,514	40,295	173,809
Debtors	36,062	40,071	76,133
Cash at bank and in hand	6,987	2,519	9,506
	176,563	82,885	259,448
Creditors: amounts falling due within one year	(170,753)	(85,224)	(255,977)
Net Current Assets/(Liabilities)	5,810	(2,339)	3,471
Total Assets less Current Liabilities	460,490	3,103	463,593
Creditors: amounts falling due after more than one year	(224,885)	(2,005)	(226,940)
Provisions for Liabilities and Charges	(34,013)	(1,048)	(35,061)
Net Assets	201,592	–	201,592
Equity Shareholders' Funds	201,592		
Net Debt	307,757		

30 June 2001			31 December 2001		
Group Restated £000	Interest in Joint Ventures Restated £000	Total Restated £000	Group £000	Interest in Joint Ventures £000	Total £000
363,030	19,880	382,910	342,784	18,694	361,478
26,121	22,054	48,175	26,205	17,214	43,419
130,568	(53,827)	76,741	108,227	(31,696)	76,531
519,719	(11,893)	507,826	477,216	4,212	481,428
116,390	57,751	174,141	77,952	52,282	130,234
79,813	48,838	128,651	28,227	32,488	60,715
13,664	–	13,664	8,869	6,095	14,964
209,867	106,589	316,456	115,048	90,865	205,913
(185,896)	(84,442)	(270,338)	(94,937)	(81,047)	(175,984)
23,971	22,147	46,118	20,111	9,818	29,929
543,690	10,254	553,944	497,327	14,030	511,357
(273,273)	(9,105)	(282,378)	(244,905)	(2,150)	(247,055)
(28,527)	1,149	(29,676)	(38,154)	(11,880)	(50,034)
241,890	–	241,890	214,268	–	214,268
241,890			214,268		
356,691			280,703		

Statement of Total Recognised Gains and Losses

FOR THE HALF YEAR ENDED 30 JUNE 2002 (UNAUDITED)

	6 months to 30 June 2002 £000	6 months to 30 June 2001 £000	12 months to 31 Dec 2001 £000
Loss for the financial period	**(5,497)**	(22,680)	(41,360)
Foreign exchange (loss)/gain on retranslation of investments and goodwill	**(20,181)**	28,292	9,997
Foreign exchange gain/(loss) on retranslation of loans	**14,663**	(19,427)	(8,233)
Tax effect of foreign exchange movements	**243**	(187)	539
Total recognised gains and losses relating to the period	**(10,772)**	(14,002)	(39,057)
Prior period adjustment	**–**	3,303	3,303
Total recognised gains and losses since last annual report	**(10,772)**	(10,699)	(35,754)

Reconciliation of Movements in Equity Shareholders' Funds

FOR THE HALF YEAR ENDED 30 JUNE 2002 (UNAUDITED)

	6 months to 30 June 2002 £000	6 months to 30 June 2001 £000	12 months to 31 Dec 2001 £000
Loss for the financial period	**(5,497)**	(22,680)	(41,360)
Dividends	**(1,904)**	(5,192)	(7,767)
New share capital issued	–	23	31
Net foreign exchange (loss)/gain on translation of investments, goodwill and loans	**(5,518)**	8,865	1,764
Tax effect of foreign exchange movements	**243**	(187)	539
Goodwill written back on disposals	–	10,248	10,248
Net reduction to shareholders' funds	**(12,676)**	(8,923)	(36,545)
Equity shareholders' funds at beginning of period as previously reported	**214,268**	247,510	247,510
Prior period adjustment in respect of FRS19	–	3,303	3,303
Equity Shareholders' funds at end of period as restated	**201,592**	241,890	214,268

Group Cash Flow Statement

FOR THE HALF YEAR ENDED 30 JUNE 2002 (UNAUDITED)

	6 months ended 30 June 2002 £000	6 months ended 30 June 2001 £000	12 months ended 31 Dec 2001 £000
Net cash (outflow)/inflow from operating activities	**(30,659)**	(45,530)	32,967
Dividends and interest received from joint ventures and associates	**4,171**	4,447	7,145
Returns on investments and servicing of finance			
Interest received	–	76	2,039
Interest paid	**(6,179)**	(10,592)	(20,214)
	(6,179)	(10,516)	(18,175)
Taxation	**1,010**	(3,380)	(909)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	**(7,365)**	(6,820)	(13,803)
Purchase of fixed asset investments	–	(78)	(119)
Sale of tangible fixed assets	**15**	8	59
Sale of fixed asset investments	**2**	–	3,114
	(7,348)	(6,890)	(10,749)
Acquisitions and disposals			
Acquisition of associated undertaking	–	–	(1,570)
Acquisition of joint venture	–	–	(1,099)
Cash on subsidiary undertakings disposed	–	(362)	(362)
Disposal of subsidiary undertakings	–	(354)	(673)
	–	(716)	(3,704)
Equity dividends paid	**(2,589)**	(10,356)	(15,533)
Cash outflow before financing	**(41,594)**	(72,941)	(8,958)
Financing			
Issue of new loans	**52,158**	68,796	13,237
Repayment of loans	**(8,778)**	(9,051)	(25,938)
Issue of ordinary share capital	–	23	31
	43,380	59,768	(12,670)
Increase/(decrease) in cash in the period	**1,786**	(13,173)	(21,628)

Notes to the Group Cash Flow Statement

FOR THE HALF YEAR ENDED 30 JUNE 2002 (UNAUDITED)

1 Reconciliation of operating profit/(loss) to net cash (outflow)/inflow from operating activities

	6 months ended 30 June 2002 £000	6 months ended 30 June 2001 £000	12 months ended 31 Dec 2001 £000
Operating profit/(loss)	**5,019**	6,268	(1,245)
Share of operating (profit)/loss in joint ventures	**(862)**	4,949	21,417
Share of operating (profit)/loss in associates	**(3,845)**	363	(4,006)
Depreciation and amortisation of goodwill	**11,074**	11,276	22,772
Profit on sale of fixed assets and businesses	**–**	–	1
Movement in value of fixed asset investments	**41**	35	(92)
Movement in working capital	**(42,086)**	(68,421)	(5,880)
Net cash (outflow)/inflow from operating activities	**(30,659)**	(45,530)	32,967

2 Reconciliation of Net Debt

	6 months ended 30 June 2002 £000	6 months ended 30 June 2001 £000	12 months ended 31 Dec 2002 £000
Increase/(decrease) in cash in the period	**1,786**	(13,173)	(21,628)
Cash (inflow)/outflow from (increase)/decrease in debt	**(43,380)**	(59,745)	12,701
Movement in net debt resulting from cash flows	**(41,594)**	(72,918)	(8,927)
Translation difference	**14,732**	(18,961)	(6,772)
Amortisation of debt issue costs	**(192)**	(192)	(384)
Movement in net debt in period	**(27,054)**	(92,071)	(16,083)
Net debt at beginning of period	**(280,703)**	(264,620)	(264,620)
Net debt at end of period	**(307,757)**	(356,691)	(280,703)

Notes to the Group Cash Flow Statement

FOR THE HALF YEAR ENDED 30 JUNE 2002 (UNAUDITED)

1 Reconciliation of operating profit/(loss) to net cash (outflow)/inflow from operating activities

	6 months ended 30 June 2002 £000	6 months ended 30 June 2001 £000	12 months ended 31 Dec 2001 £000
Operating profit/(loss)	**5,019**	6,268	(1,245)
Share of operating (profit)/loss in joint ventures	**(862)**	4,949	21,417
Share of operating (profit)/loss in associates	**(3,845)**	363	(4,006)
Depreciation and amortisation of goodwill	**11,074**	11,276	22,772
Profit on sale of fixed assets and businesses	**–**	–	1
Movement in value of fixed asset investments	**41**	35	(92)
Movement in working capital	**(42,086)**	(68,421)	(5,880)
Net cash (outflow)/inflow from operating activities	**(30,659)**	(45,530)	32,967

2 Reconciliation of Net Debt

	6 months ended 30 June 2002 £000	6 months ended 30 June 2001 £000	12 months ended 31 Dec 2002 £000
Increase/(decrease) in cash in the period	**1,786**	(13,173)	(21,628)
Cash (inflow)/outflow from (increase)/decrease in debt	**(43,380)**	(59,745)	12,701
Movement in net debt resulting from cash flows	**(41,594)**	(72,918)	(8,927)
Translation difference	**14,732**	(18,961)	(6,772)
Amortisation of debt issue costs	**(192)**	(192)	(384)
Movement in net debt in period	**(27,054)**	(92,071)	(16,083)
Net debt at beginning of period	**(280,703)**	(264,620)	(264,620)
Net debt at end of period	**(307,757)**	(356,691)	(280,703)

Notes

1 Preparation of Interim Financial Statements

The Interim Financial Statements have been prepared on the basis of the accounting policies set out in the Group's 2001 statutory financial statements. The statements were approved by a duly appointed and authorised committee of the board of directors on 30 September 2002. The half year figures are neither audited nor reviewed.

The financial information does not constitute statutory financial statements for the purpose of section 240 of the Companies Act 1985. The figures for the year ended 31 December 2001 have been extracted from the statutory financial statements which have been filed with the Registrar of Companies. The Auditors' report for the year ended 31 December 2001 was unqualified and did not contain any statement under section 237 of the Companies Act 1985.

2 Segmental Reporting

Total turnover and operating profit, before amortisation of goodwill and exceptional costs, by geographical origin were:

	6 months to 30 June 2002		6 months to 30 June 2001		Year to 31 December 2001	
	Turnover £000	**Operating Profit £000**	Turnover £000	Operating Profit £000	Turnover £000	Operating Profit £000
North American operations	**280,667**	**11,309**	333,630	24,056	627,494	41,747
UK operations	**44,250**	**5,101**	50,175	5,025	89,240	10,228
	324,917	**16,410**	383,805	29,081	716,734	51,975
Less: share of associated company	**(44,250)**	**(5,101)**	(50,175)	(5,025)	(89,240)	(10,228)
	280,667	**11,309**	333,630	24,056	627,494	41,747

3 Exceptional Costs

The exceptional costs of £393,000 in the six months ended 30 June 2002 comprise the Group's share of TransBus reorganisation costs and warranty costs in respect of chassis no longer in production.

4 Taxation

Taxation has been provided at the rate estimated to be applicable for the full year.

5 Dividends

The interim dividend declared at the rate of 2.5p per Ordinary share (2001 - 6.8p per share) will be paid on 25 October 2002 to shareholders on the register at the close of business on 11 October 2002.

6 Earnings per share

The calculation of earnings per share is based on the profit after taxation.

The weighted average number of Ordinary shares in issue during the period amounted to 76,153,761 (2001 - 76,145,507).

Fully diluted earnings per share is based on the profit after taxation and the weighted average number of Ordinary shares in issue during the period adjusted for the exercise of outstanding share options and convertible loan stock.

Adjusted earnings per share for basic and fully diluted is calculated on the profit after taxation excluding amortisation of goodwill and exceptional costs.

7 Prior Period Adjustment

The Group adopted FRS19 during 2001 and this resulted in the recognition of certain deferred tax assets within its joint ventures. The 2001 interim comparative figures have been restated to reflect this new policy.

8 US Dollar Translation of Interim Statements

The US dollar presentation of the interim statements has been prepared on the following basis:-

The profit and loss account and cash flow statement have been translated using the average monthly exchange rates applied to the monthly results.

The balance sheet has been translated at the closing rate at 30 June 2002 of £1=US$1.5243 (30 June 2001 - £1=US$1.4064 and 31 December 2001 -£1=US$1.4554).

9 Future Reporting

These interim results include the Group's share of the results of TransBus for the six months to 30 June 2002, however, following the Group's change in Accounting Reference Date, the Group's financial reporting periods are no longer in line with those of The Mayflower Corporation, the majority shareholder in the Group's Associated Company, TransBus. Henlys Group plc intends to incorporate its share of the results of TransBus based on published information. Accordingly the Group's share of the trading results of TransBus for the period from July to September 2002, will not be included in the Henlys Group's statutory accounts for the nine months period to 30 September 2002. The Group's interim results for the six months to 31 March 2003 will include the Group's share of the trading results of TransBus for the six months period from July to December 2002 effectively bringing the results of TransBus into Henly's accounts three months in arrears.

Group Profit and Loss Account (US Dollars)

FOR THE HALF YEAR ENDED 30 JUNE 2002 (UNAUDITED)

	6 months ended 30 June 2002			
	Group US$000	Interest in Joint Ventures US$000	Interest in Associates US$000	Total US$000
Turnover				
Existing operations	283,986	123,554	63,980	471,520
Operating Profit/(Loss)				
Existing operations	14,568	2,131	7,415	24,114
Amortisation of goodwill	(13,785)	(849)	(1,246)	(15,880)
Exceptional costs	–	–	(583)	(583)
	783	1,282	5,586	7,651
Share of operating profit/(loss) in joint ventures	1,282			
Share of operating profit/(loss) in associates	5,586			
Total Operating Profit/(Loss)	7,651			
Loss on disposal of UK business	–			
Interest payable (net)	(11,278)			
Loss on Ordinary Activities before Taxation	(3,627)			
Taxation	(4,043)			
Loss after Taxation	(7,670)			
Dividends	(2,749)			
Transfer from Reserves	(10,419)			
Adjusted Profit before Taxation	12,836			

Reconciliation of Adjusted Profit before Taxation

Adjusted Profit before Taxation	12,836
Amortisation of goodwill	(15,880)
Loss on disposal of UK business	–
Exceptional costs	(583)
Loss before Taxation per Accounts	(3,627)

6 months ended 30 June 2001				12 months ended 31 December 2001			
Group US$000	Interest in Joint Ventures US$000	Interest in Associates US$000	Total US$000	Group US$000	Interest in Joint Ventures US$000	Interest in Associates US$000	Total US$000
339,167	135,899	70,150	545,216	655,159	243,007	128,380	1,026,546
34,640	(1,069)	7,188	40,759	54,709	4,411	14,710	73,830
(13,775)	(814)	(1,209)	(15,798)	(27,525)	(1,683)	(2,484)	(31,692)
(5,000)	(5,216)	(6,341)	(16,557)	(4,641)	(33,421)	(6,430)	(44,492)
15,865	(7,099)	(362)	8,404	22,543	(30,693)	5,796	(2,354)
(7,099)				(30,693)			
(362)				5,796			
8,404				(2,354)			
(19,728)				(19,728)			
(16,659)				(29,219)			
(27,983)				(51,301)			
(4,478)				(8,025)			
(32,461)				(59,326)			
(7,475)				(11,190)			
(39,936)				(70,516)			
24,100				44,611			
24,100				44,611			
(15,798)				(31,692)			
(19,728)				(19,728)			
(16,557)				(44,492)			
(27,983)				(51,301)			

Group Balance Sheet (US Dollars)

AS AT 30 JUNE 2002 (UNAUDITED)

	30 June 2002		
	Group US$000	Interest in Joint Ventures US$000	Total US$000
Fixed Assets			
Intangible	491,550	27,637	519,187
Tangible	40,595	25,942	66,537
Investments	160,923	(45,284)	115,639
	693,068	8,295	701,363
Current Assets			
Stocks	203,515	61,422	264,937
Debtors	54,969	61,080	116,049
Cash at bank and in hand	10,650	3,840	14,490
	269,134	126,342	395,476
Creditors: amounts falling due within one year	(260,278)	(129,907)	(390,185)
Net Current Assets/(Liabilities)	8,856	(3,565)	5,291
Total Assets less Current Liabilities	701,924	4,730	706,654
Creditors: amounts falling due after more than one year	(342,792)	(3,132)	(345,924)
Provisions for Liabilities and Charges	(51,846)	(1,598)	(53,444)
Net Assets	307,286	–	307,286
Equity Shareholders' Funds	307,286		
Net Debt	469,114		

30 June 2001				31 December 2001		
Group Restated US$000	Interest in Joint Ventures Restated US$000	Total Restated US$000		Group US$000	Interest in Joint Ventures US$000	Total US$000
510,565	27,959	538,524		498,888	27,207	526,095
36,737	31,017	67,754		38,139	25,053	63,192
183,630	(75,702)	107,928		157,514	(46,130)	111,384
730,932	(16,726)	714,206		694,541	6,130	700,671
163,691	81,221	244,912		113,451	76,091	189,542
112,249	68,685	180,934		41,082	47,283	88,365
19,217	–	19,217		12,908	8,871	21,779
295,157	149,906	445,063		167,441	132,245	299,686
(261,444)	(118,759)	(380,203)		(138,172)	(117,956)	(256,128)
33,713	31,147	64,860		29,269	14,289	43,558
764,645	14,421	779,066		723,810	20,419	744,229
(384,331)	(12,805)	(397,136)		(356,435)	(3,129)	(359,564)
(40,120)	(1,616)	(41,736)		(55,529)	(17,290)	(72,819)
340,194	–	340,194		311,846	–	311,846
340,194				311,846		
501,650				408,535		

Group Cash Flow Statement (US Dollars)

FOR THE HALF YEAR ENDED 30 JUNE 2002 (UNAUDITED)

	6 months ended 30 June 2002 US$000	6 months ended 30 June 2001 US$000	12 months ended 31 Dec 2001 US$000
Net cash (outflow)/inflow from operating activities	**(43,441)**	(67,242)	45,592
Dividends and interest received from joint ventures and associates	**6,020**	6,359	10,245
Returns on investments and servicing of finance	**(8,991)**	(15,109)	(26,162)
Taxation	**1,432**	(4,786)	(1,227)
Capital expenditure (net)	**(10,663)**	(9,783)	(15,364)
Acquisitions and disposals	–	(1,059)	(5,359)
Equity dividends paid	**(3,779)**	(14,862)	(22,377)
Cash outflow before financing	**(59,422)**	(106,482)	(14,652)
Financing	**62,517**	86,415	(16,926)
Increase/(decrease) in cash in the period	**3,095**	(20,067)	(31,578)